UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Viking Energy Group, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

926795105

(CUSIP Number)

[June 30, 2020]

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

____________

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Troy Caruso
IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.

SOLE VOTING POWER

Radium2 Capital, LLC beneficially owns 21,373,320 shares of common stock of Viking Energy Group, Inc.  Troy Caruso indirectly owns 95.38% and controls Radium2 Capital, LLC.  Radium Asset Management, LLC owns 10,573,405 shares of common stock of Viking Energy Group, Inc.  Troy Caruso owns 100% of Radium Asset Management, LLC and controls Radium Asset Management, LLC.  Troy Caruso owns 562,683 shares of common stock of Viking Energy Group, Inc.  Axe Capital Solutions, Inc. beneficially owns 980,000 shares of common stock of Viking Energy Group, Inc.  Troy Caruso owns 33.33% of Axe Capital Solutions, Inc., but has the authority to vote all of such shares that Axe Capital Solutions, Inc. owns.  Troy Caruso, Inc. beneficially owns 10,769,034 shares of common stock of Viking Energy Group, Inc.  Troy Caruso owns 100% of Troy Caruso, Inc. and controls Troy Caruso, Inc.

	6.	SHARED VOTING POWER Not Applicable.
	7.

SOLE DISPOSITIVE POWER

Radium2 Capital, LLC beneficially owns 21,373,320 shares of common stock of Viking Energy Group, Inc.  Troy Caruso indirectly owns 95.38% of Radium2 Capital, LLC, but has the authority to sell or transfer all of such shares that Radium2 Capital, LLC owns.  Radium Asset Management, LLC owns 10,573,405 shares of common stock of Viking Energy Group, Inc.  Troy Caruso owns 100% of Radium Asset Management, LLC and has the authority to sell or transfer all of such shares that Radium Asset Management, LLC owns.  Troy Caruso owns 562,683 shares of common stock of Viking Energy Group, Inc.  Axe Capital Solutions, Inc. beneficially owns 980,000 shares of common stock of Viking Energy Group, Inc.  Troy Caruso owns 33.33% of Axe Capital Solutions, Inc., but has the authority to sell or transfer all of such shares that Axe Capital Solutions, Inc. owns.  Troy Caruso, Inc. beneficially owns 10,769,034 shares of common stock of Viking Energy Group, Inc.  Troy Caruso owns 100% of Troy Caruso, Inc. and has the authority to sell or transfer all of such shares that Troy Caruso, Inc. owns.

	8.	SHARED DISPOSITIVE POWER Not Applicable.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,258,442
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 20.119%
12.	TYPE OF REPORTING PERSON IN

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ITEM 1	(a)	Name of Issuer:

Viking Energy Group, Inc..

	(b)	Address of Issuer’s Principal Executive Offices:

15915 Katy Freeway, Suite 450
Houston, Texas 77094

ITEM 2	(a)	Name of Person Filing:

Troy Caruso

	(b)	Address of Principal Business Office, or, if None, Residence:

10 Colonial Drive
Smithtown, NY 11787

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

926795105

ITEM 3:		If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	☐	a.	Broker or dealer registered under Section 15 of the Exchange Act.
	☐	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.
	☐	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	☐	d.	Investment company registered under Section 8 of the Investment Company Act.
	☐	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
	☐	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	☐	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
	☐	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
	☐	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
	☐	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 44,258,442
	(b)	Percent of class: 20.119%
	(c)	Number of shares as to which such person has:

(i)

Sole power to vote or to direct vote:

Radium2 Capital, LLC beneficially owns 21,373,320 shares of common stock of Viking Energy Group, Inc.  Troy Caruso indirectly owns 95.38% and controls Radium2 Capital, LLC.  Radium Asset Management, LLC owns 10,573,405 shares of common stock of Viking Energy Group, Inc.  Troy Caruso owns 100% of Radium Asset Management, LLC and controls Radium Asset Management, LLC.  Troy Caruso owns 562,683 shares of common stock of Viking Energy Group, Inc.  Axe Capital Solutions, Inc. beneficially owns 980,000 shares of common stock of Viking Energy Group, Inc.  Troy Caruso owns 33.33% of Axe Capital Solutions, Inc., but has the authority to vote all of such shares that Axe Capital Solutions, Inc. owns.  Troy Caruso, Inc. beneficially owns 10,769,034 shares of common stock of Viking Energy Group, Inc.  Troy Caruso owns 100% of Troy Caruso, Inc. and controls Troy Caruso, Inc.

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(ii)	Shared power to vote or to direct the vote: Not Applicable.

(iii)	Sole power to dispose or to direct the disposition of:

Radium2 Capital, LLC beneficially owns 21,373,320 shares of common stock of Viking Energy Group, Inc.  Troy Caruso indirectly owns 95.38% of Radium2 Capital, LLC, but has the authority to sell or transfer all of such shares that Radium2 Capital, LLC owns.  Radium Asset Management, LLC owns 10,573,405 shares of common stock of Viking Energy Group, Inc.  Troy Caruso owns 100% of Radium Asset Management, LLC and has the authority to sell or transfer all of such shares that Radium Asset Management, LLC owns.  Troy Caruso owns 562,683 shares of common stock of Viking Energy Group, Inc.  Axe Capital Solutions, Inc. beneficially owns 980,000 shares of common stock of Viking Energy Group, Inc.  Troy Caruso owns 33.33% of Axe Capital Solutions, Inc., but has the authority to sell or transfer all of such shares that Axe Capital Solutions, Inc. owns.  Troy Caruso, Inc. beneficially owns 10,769,034 shares of common stock of Viking Energy Group, Inc.  Troy Caruso owns 100% of Troy Caruso, Inc. and has the authority to sell or transfer all of such shares that Troy Caruso, Inc. owns.

(iv)	Shared power to dispose or to direct the disposition of: Not Applicable.

ITEM 5: Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ☐

ITEM 6: Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8: Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9: Notice of Dissolution of Group.

Not Applicable.

ITEM 10: Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2020	By:	/s/ Troy Caruso
Troy Caruso

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